E:	Lou@bevilacquapllc.com
T:	202.869.0888 (ext. 100)
W:	bevilacquapllc.com

May 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eranga Dias
Erin Purnell

Re:	Fusion Fuel Green PLC
Registration Statement on Form F-3
Filed March 28, 2025
File No. 333-286202

Ladies and Gentlemen:

On behalf of our client, Fusion Fuel Green PLC (the “Company”), we hereby submit the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated April 9, 2025, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-3 (File No. 333-286202) filed with the SEC on March 28, 2025 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is set forth below and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-3 filed March 28, 2025

Exhibits

1.	Please revise this section to include the executed Ordinary Shares Purchase Agreement.

Response: Part II. Item 9. Exhibits of the Registration Statement has been revised to include the Ordinary Shares Purchase Agreement, dated as of January 10, 2025, by and between the Company and Keystone Capital Partners, LLC.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

General

2.	Please revise your registration statement to include the consent of Quality Industrial Corp.’s auditor, Bush & Associates CPA LLC, as it relates to this filing. Accordingly, also revise the Experts section on page 21 to update your disclosure to include the current experts associated with this filing.

Response: The Registration Statement has been revised to include as an exhibit the consent of Bush & Associates CPA LLC to include a reference to it in the “Experts” section of the Registration Statement and to incorporate by reference its audit report relating to the financial statements of Quality Industrial Corp., and to include a reference to Bush & Associates CPA LLC as the auditor of Quality Industrial Corp. and its audit report relating to the financial statements of Quality Industrial Corp.

3.	Please revise your registration statement to include audited financial statements for your most recent fiscal year. See Item 8.A.4 of Form 20-F.

Response: The Registration Statement has been revised to incorporate by reference the audited financial statements of the Company for the fiscal year ended December 31, 2024.

If you would like to discuss our response to the Staff’s comment or any other matters related to the Registration Statement, please contact the undersigned at 202-869-0888 (ext. 100).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc:	John-Paul Backwell, Chief Executive Officer
Frederico Figueira de Chavez, Interim Chief Financial Officer, Chief Strategy Officer, Head of
Hydrogen Solutions